Mail Stop 4561

June 11, 2009

Randi Swatt
Acting Chief Executive Officer
Safe Technologies International, Inc.
550 W. Old Country Road, Suite #108
Hicksville, NY 11801
Via facsimile also at: (516) 935-3165

> **Re:** **Safe Technologies International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 3, 2009**
> **File No. 000-17746**

Dear Ms. Swatt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment of Certificate of Incorporation to Effect a Reverse Stock Split

Fractional Shares, page 2

1. We note the following disclosure: "No fractional shares will be issued in connection with the Reverse Split. Shareholders who would otherwise be entitled to receive fractional shares because they hold a number of shares of Common Stock that is not evenly divisible by 10 will have the number of new shares to which they are entitled rounded to the nearest whole number of shares. No shareholders will receive cash in lieu of fractional shares." You state elsewhere in the filing that fractional interests may be rounded up or down following the reverse stock split. Please explain to us how it is consistent with Section 155 of the Delaware General Corporation Law to round down fractional interests that result from the reverse stock split, without

providing cash or other consideration. In addition, please clarify in your filing whether you anticipate that the number of shareholders of the company will be reduced as a result of the reverse stock.

Compensation, page 6

2. Please revise your executive compensation disclosure to conform to the requirements of Item 402(n) of Regulation S-K, as currently in effect. In particular, please ensure that you have provided the required disclosure for each of your "named executive officers," as that term is defined in Item 402(a)(3). Please also ensure that the summary compensation table, if required to be provided in this or future filings, contains the information called for by Item 402(n) in the format set forth in that Item.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal